
6025400m
N
6025300m
ML-MA-08
ML-MA-09
ML-MA-02
ML-MA-04
ML-MA-03
ML-MA-07
6025200m
ML-MA-05
ML-MA-06
ML-MA-01
6025100m
Map
Area
6025000m
-50
0
50
100
Meters
6024900m
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake - Madsen Lake Area
Drill Plan Madsen Lake
Drawn: DIGEOS
NTS: 13 K
Figure
Scale: 1:2,500
DATUM NAD27
Date: Dec 2006
627300m
627400m
627500m